

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 17, 2018

Michael Durbin
Chief Financial Officer
Community Choice Financial Inc.
6785 Bobcat Way, Suite 200
Dublin, OH 43016

> **Re:** **Community Choice Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 29, 2017**
> **File No. 001- 35537**

Dear Mr. Durbin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Eric Envall

Eric Envall
Staff Attorney
Office of Financial Services